[Kona Grill Letterhead]
July 21, 2009
VIA EDGAR and Fax
Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Kona Grill, Inc. Form 10-K for the year ended December 31, 2008 Filed March 17, 2009 File No. 001-34082
Dear Mr. Foti:
We have reviewed the comments in your letter dated July 7, 2009 regarding the above referenced filing and have provided the attached responses. We have repeated the text of your questions and followed each with our response.
Further, Kona Grill, Inc. (the “Company”) acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our responses, you may contact me at (480) 922-8100.
Very truly yours,

/s/ Mark S. Robinow
Mark S. Robinow
Executive Vice President and Chief Financial Officer

Joseph A. Foti
July 21, 2009

Form 10-K for the year ended December 31, 2008
Management’s Discussion and Analysis
Financial Performance Overview, page 26
1.
SEC Comment: We note your disclosure of the non-GAAP financial measure “restaurant operating profit.” Please tell us, and revise your disclosure in future filings to include a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. See Item 10(e)(1)(i)(c) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Company will revise its disclosure in future filings to comply with the Staff’s comment by including a statement disclosing the reasons why management believes the presentation of restaurant operating profit provides useful information to investors. The Company believes restaurant operating profit is an important component of financial results because it is a widely used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency, and performance prior to application of corporate overhead. The Company uses restaurant operating profit as a key metric to evaluate its restaurants’ financial performance compared with its competitors and this non-GAAP financial measure provides useful information regarding the Company’s financial condition and results of operations and allows investors to more easily determine future financial results driven by growth. In addition, several other public companies in the restaurant industry present similar reconciliations of restaurant operating profit which allows investors to more easily compare restaurant level profitability.
Liquidity and Capital Resources, page 33
2.
SEC Comment: We note from your balance sheet that you have a working capital deficiency as of December 31, 2008. Please revise your liquidity section of MD&A in future filings to disclose this working capital deficit and indicate the course of action management is taking to remedy this deficiency. See Item 303(A)(1) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Company will revise its disclosure in the liquidity section of MD&A in future filings to comply with the Staff’s comment by disclosing the working capital deficit, if any, and the course of action the Company is taking to remedy this deficiency.
Notes to the Financial Statements
General
3.
SEC Comment: We note from your discussion on page 25 in MD&A that restaurant sales include gross food and beverage sales, net of promotions and discounts. Please tell us, and revise the notes to your financial statements in future filings to disclose your accounting policy for recording promotions and discounts. See EITF 01-09.

Company Response: In response to the Staff’s comment, the Company will revise its disclosure in future filings to comply with the Staff’s comment by disclosing its accounting policy for recording promotions and discounts in the notes to the financial statements. Restaurant sales are recorded net of promotions and discounts. Sales discounts are deducted from gross sales. Promotional giveaways of food and beverages are not recorded as sales.

Joseph A. Foti
July 21, 2009

Note 3. Investments, page F-11
4.
SEC Comment: We note your disclosure that in October 2008 you entered into an agreement with UBS which allows the Company the right to put the auction rate securities back to UBS at full par value between June 30, 2010 and July 2, 2012. Please explain to us how you determined the fair value of the put option and why you believe it is appropriate to recognize a gain on the put option. Also, please explain to us the nature and terms of the settlement of $2.05 million of auction rate securities during 2008, including whether any cash was received and if a gain or loss was recorded on the settlement.

Company Response: In response to the Staff’s comment, the Company, with input from an independent valuation service, determined the fair value of the put option through comparison of the fair value of each auction rate security to its par value and then discounted by a rate reflective of the risk of default by UBS between the valuation date and the expected exercise date of the put option. A discounted cash flow approach was used to value the difference between the par value and fair value of each security using a discount rate that considered the credit risk associated with UBS and the expected timing of when the put option will be exercised. As the return of par value is subject to the risk of default of UBS as the writer of the put option, the Company used the credit default swap rate for UBS for a period commensurate with the expected exercise date of the put option. The credit default swap rate was added to an equivalent LIBOR forward swap rate to determine the discount rate that was utilized in calculating the fair value of the put option.
The Company believes it is appropriate to recognize a gain on the put option as the put option acts as an economic hedge against any further price movement in the auction rate securities. The put option agreement is a freestanding instrument between UBS and the Company and as the Company has a legally enforceable right to avail itself of the settlement terms, the put option should be recognized as an asset, measured at its fair value, with the resultant gain recognized in earnings. The Company elected to apply the provisions of SFAS No. 159, The Fair Value Option for Assets and Financial Liabilities, at the initial recognition of the put option which enables the Company to adjust the put option to fair value at each reporting date with corresponding changes in fair value reported in earnings.
The Company sold $2.05 million of auction rate securities at par value prior to February 13, 2008, when our auction rate securities began to experience failed auctions. The Company received $2.05 million in cash for the sale of these securities during February 2008 and did not recognize any gain or loss on the settlement.
Note 4. Fair Value Measurements, page F-12
5.
SEC Comment: We note from your disclosure in Note 4 that the auction rate securities were transferred to Level 3 during 2008. Please explain to us, and disclose in MD&A in future filings, the inputs used and the valuation methodology used to measure fair value of the auction rate securities prior to the transfer to Level 3 and the reasons for the transfer to Level 3 inputs. Also, in light of your disclosure that as a result of the liquidity issues experienced in the credit markets, all of your auction rate securities have experienced failed auctions since February 13, 2008, please explain to us why you believe it is appropriate that fair value is approximately equal to the par value of the securities.

Company Response: In response to the Staff’s comment, the Company will disclose in MD&A in future filings the inputs used and the valuation methodology used to measure fair value of its auction rate securities. Prior to the transfer of the auction rate securities to Level 3, the Company measured the fair value of its auction rate securities using pricing provided by UBS which UBS had received from a third party vendor. UBS stated in a memo to its clients that it understood that the third party vendor’s valuation methodology was based on observed or reported verified trades. Therefore, the vendor priced at par securities whose auctions were clearing and did not

Joseph A. Foti
July 21, 2009

price securities where it had no verified information. Historically, the fair value of the Company’s auction rate securities had approximated par value due to the frequent resets through the auction process. As a result of the failed auctions and resulting unavailability of observable inputs to use in pricing its auction rate securities, the Company transferred its auction rate securities to Level 3, and engaged an independent third-party to value these securities.
At December 31, 2008, the Company, with the advice of an independent valuation service, determined the fair value of its auction rate securities was $5,858,000, compared with a par value of $6,600,000. In addition, the fair value of the put option was $633,000. The sum of these two amounts is the $6,491,000 amount reflected on the Company’s balance sheet at December 31, 2008. The Company will revise future filings to separately disclose the fair value of the auction rate securities and the fair value of the put option.
Note 9. Notes Payable, page F-14
6.
SEC Comment: We note from your disclosure in MD&A on page 34 that your equipment loans require you to maintain certain financial covenants. In future filings, please revise the notes to your financial statements to include the nature of any restrictive covenants (e.g. restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends) and assets mortgaged, pledged, or otherwise subject to lien. See paragraph 18-19 of SFAS No. 5.

Company Response: In response to the Staff’s comment, the Company will revise the notes to its financial statements in future filings to include the nature of any restrictive covenants. The Company’s equipment loans require it to maintain a Corporate Fixed Charge Coverage Ratio of at least 1.25:1 determined on the last day of each fiscal year. Each equipment loan is collateralized by certain restaurant assets of the Company.
Form 10-Q for the quarter ended March 31, 2009
Balance Sheet
7.
SEC Comment: We note your disclosure in your Liquidity and Capital Resources section of MD&A that due to a shortfall of available capital, you have suspended construction of one restaurant and delayed the start of construction on another restaurant planned to open in 2009. Please tell us if there are any amounts related to these restaurants that are capitalized on the balance sheet as of March 31, 2009. If so, please tell us why you believe the amounts are recoverable and tell us how you evaluated the amounts for impairment.

Company Response: In response to the Staff’s comment, as of March 31, 2009, the Company had capitalized $1,392,000 in construction costs for the suspended construction site primarily consisting of general contractor costs and related expenses for the build-out of the restaurant. In addition, $137,000 in costs were capitalized related to the delayed construction site, primarily comprised of architecture and permit fees. The Company believes the amounts are recoverable as the Company resumed construction on the suspended construction site during May 2009 and began construction on the delayed site during June 2009. The Company did not consider that these amounts were impaired as of March 31, 2009 as it was the Company’s intent to resume construction on these sites once the Company completed its subscription rights offering.
Rights Offering, page 18
8.
SEC Comment: We note from the discussion on page 18 of your Form 10-Q that the Company has filed a registration statement on Form S-3 to reflect a rights offering with targeted proceeds to the Company of $3.5 million pursuant to which each stockholder of the Company received one non-transferable subscription right to purchase one share of common stock at $1.35 per share for every 2.5 shares of common stock owned on April 17, 2009. We also note from the discussion included in the

Joseph A. Foti
July 21, 2009

first paragraph on page 34 of the Company’s Annual Report on Form 10-K, that the subscription price for the rights offering was expected to reflect a discount to the market price of the Company’s common stock on the date the offering price for the rights offering was determined by the Company’s board of directors. As it appears that the exercise price of the rights is less than the fair value of the Company’s common stock, it appears that the rights offering provides for a bonus element that should be accounted for pursuant to the guidance outlined in paragraphs 55 and 56 of SFAS No. 128. Please tell us and revise the notes to your financial statements to explain your planned accounting treatment for the rights offering for purposes of your earnings per share computations.
Company Response: In response to the Staff’s comment, the Company will include in the notes to the financial statements for the second quarter ended June 30, 2009, the accounting treatment for the rights offering for purposes of the earnings per share computations. The Company does not believe it is necessary to revise the notes to its financial statements in the Form 10-Q for the quarter ended March 31, 2009, as the transaction occurred during the quarter ended June 30, 2009. The Company’s proposed disclosure in the Form 10-Q for the quarter ended June 30, 2009 is as follows:
On June 9, 2009, we completed our rights offering for which each holder of our common stock as of the April 17, 2009 record date received one non-transferrable subscription right for every 2.5 shares of common stock. Each subscription right entitled our stockholders to purchase one share of common stock at a purchase price of $1.35 per share. The market price of our common stock was $3.93 per share on June 5, 2009, which was the expiration date of the rights offering. Since the $1.35 per share subscription price of common stock issued under the rights offering was lower than the $3.93 per share market price on June 5, 2009, the rights offering contained a bonus element as defined under SFAS No. 128. As a result, we retroactively increased the weighted average common shares outstanding used to compute basic earnings (loss) per share by an adjustment factor of approximately 1.2309 for all periods presented, including those prior to the rights issue.